Filed by TELUS Corporation
                                                    Pursuant to Rule 425
                                                    under the Securities Act

                                                    Subject Company:
                                                    Clearnet Communications Inc.


TELUS logo                                      News Release


December 15, 2000

     TELUS begins Compulsory acquisition of all outstanding Clearnet shares and offers to purchase Clearnet Warrants and 6.75% Convertible Debentures

Burnaby, British Columbia - TELUS Corporation (TSE: T, T.A; NYSE: TU) and Clearnet Communications Inc. (TSE: NET.A, NET.db; NASDAQ: CLNT) today announce that TELUS has begun the compulsory acquisition of all outstanding Clearnet shares that were not tendered to the original tender offer which expired on October 19, 2000. Over 90% of all classes of Clearnet's outstanding shares were tendered to the initial "Offers to Purchase" which thereby permits a compulsory acquisition of the remainder of outstanding shares under the Canada Business Corporations Act.

The terms of the compulsory acquisition will be the same as those of the TELUS tender offer dated September 20, 2000, which expired on October 19, 2000. Shareholders will receive up to C$70 for each Class A Non-Voting Share or 1.636 TELUS Non-Voting Shares for each Class A share, or a combination of the foregoing. However, in total, TELUS will pay for Clearnet shares in equal parts cash and TELUS Non-Voting Shares and as a consequence Clearnet shareholders will be prorated depending upon the total number of shareholders electing to receive cash versus TELUS Non-Voting shares pursuant to the compulsory acquisition.

As previously announced on November 17, 2000, and December 7, 2000, TELUS also today began mailing offers to purchase all outstanding Clearnet Warrants in exchange for TELUS Warrants, and outstanding 6.75% Convertible Unsecured Subordinated Debentures due 2010 of Clearnet in exchange for 6.75% Convertible Unsecured Subordinated Debentures due 2010 of TELUS Corporation.

The redemption of Clearnet's 14 3/4% Senior Discount Notes due 2005 has also today been completed. As announced on November 14, 2000, the notes were redeemed at a price of 107.375% of the US$293,873,000 principal amount outstanding.

TELUS Corporation is one of Canada's leading telecommunications companies providing a full range of communications products and services that connect Canadians to the world. The company generated $5.9 billion in revenues in 1999 and is the leading service provider in Western Canada. TELUS also provides voice, data, Internet, advertising and wireless services to Central and Eastern Canada. With the purchase of QuebecTel and national digital wireless company Clearnet Communications Inc., TELUS is rapidly strengthening its position as a leading national service provider. For more information about TELUS, visit www.telus.com.

                                     - 30 -

For more information, please contact:

TELUS                                          CLEARNET

John Wheeler                                   Robert Mitchell
(780) 493-7310                                 (416) 279-3219
ir@telus.com                                   investorrelations@clearnet.com

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Forward Looking Statements
Some statements in this document look forward in time and deal with other than historical or current facts for TELUS. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including but not limited to the risks associated with: obtaining the necessary regulatory approvals and TELUS completing all actions required to make the offers; general business conditions in Canada and the TELUS' service territories in Canada; competition on wireless services (cellular), local and long distance services, data and internet services and within the Canadian telecommunications industry generally; adverse regulatory action; technological change; taxation; availability of sufficient funding; and generation of operating cash flow sufficient to provide financial viability. For additional information with respect to certain of these and other factors, see the reports filed by TELUS and Clearnet with Canadian provincial securities commissions and the United States Securities and Exchange Commission.

TELUS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.